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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ___________)*

                         TRIANGLE PHARMACEUTICALS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, $.001 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  89589H 10 4
                                 (CUSIP Number)

R.S.M. Baird                                     Robin A. Painter
The Wellcome Trust Limited as                    Testa, Hurwitz & Thibeault, LLP
   Trustee for The Wellcome Trust                125 High Street
183 Euston Road                                  Boston, MA 02110
London NW1 2BE                                   617-248-7000
ENGLAND

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 1, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

---------------------------                            -------------------------
CUSIP NO. 89589H 10 4                                   PAGE  2  OF  5 PAGES
---------------------------                            -------------------------

---------- ---------------------------------------------------------------------
    1 NAME OF REPORTING PERSON THE WELLCOME TRUST LIMITED AS TRUSTEE FOR THE WELLCOME TRUST S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
           98 6038 021
---------- ---------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [  ]
                                                                   (b) [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [  ]
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           England
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    1,300,000
          SHARES             -------- ------------------------------------------
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY
          EACH
        REPORTING            -------- ------------------------------------------
         PERSON                  9     SOLE DISPOSITIVE POWER
          WITH
                                       1,300,000
                             -------- ------------------------------------------
                                10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,300,000
---------- ---------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [  ]
           SHARES*

---------- ---------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.5%
---------- ---------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON *

           OO
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                              Page _2_ of _5_ Pages






Item 1.    SECURITY AND ISSUER:

           This Statement relates to the common stock, par value $0.001 per share, of Triangle Pharmaceuticals, Inc., whose principal executive offices are located at 4 University Place, 4611 University Drive, Durham, North Carolina 27707.

Item 2.    IDENTITY AND BACKGROUND:

           The Wellcome Trust Limited is Trustee for the Wellcome Trust (the "Trust") which is an English charity registered with the Charity Commissioners for England and Wales under number 210,183, the principal objectives of which are the advancement of research in human and animal medicine and the support of the history of medicine. The Trust's principal business and office address is 183 Euston Road, London NW1 2BE, England. During the last five years the Trust has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

           The Trust acquired the securities of the Issuer through the cash purchase of 1,000,000 shares of Series B Convertible Preferred Stock at a price of $5.00 per share on June 11, 1996 (the "Preferred Shares") and the cash purchase of 300,000 shares of common stock at a price of $10.00 per share in connection with the Issuer's initial public offering (the "IPO"). Upon the effectiveness of the IPO, all of the Trust's Preferred Shares were converted into the common stock of the Issuer. As a consequence of such conversion and the purchase of the common stock in connection with the IPO, the Trust's beneficial ownership in the Issuer currently consists of 1,300,000 shares of common stock (the "Shares").

Item 4.    PURPOSE OF TRANSACTION:

           Shares reported as being beneficially owned by the Trust are held for investment purposes. The Trust has no present plan or proposal or purpose to effect substantial changes in the business, organization, form or control of the Issuer.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER:

           (a) On November 1, 1996, the aggregate number of shares of common stock of the Issuer beneficially owned by the Trust was 1,300,000, representing 7.5% of the issued and outstanding shares of the Issuer's common stock (based on information provided to the filing entity by the Issuer).

           (b)  The Trust has the sole power to vote and dispose of the Shares.

           (c) On November 1, 1996 in connection with Issuer's IPO, the Trust acquired 300,000 shares of the common stock of the Issuer as described in Item 3 above.

Item 6.    CONTRACTS,  ARRANGEMENTS,   UNDERSTANDINGS   OR  RELATIONSHIPS   WITH
           RESPECT TO SECURITIES OF THE ISSUER.

           Restated Investors' Rights Agreement.

           Upon the effectiveness of the Issuer's IPO, shares of the Issuer's preferred stock were converted into common stock (the "Converted Shares"). The Trust and other holders of the Converted



                              Page _3_ of _5_ Pages




           Shares (the "Holders") and the Issuer are parties to a certain Restated Investors' Rights Agreement pursuant to which the Holders are entitled to certain rights with respect to the registration of the Converted Shares under the Securities Act of 1933, as amended (the "Securities Act"). If the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other Holders exercising registration rights, such Holders are entitled to notice of such registration and are entitled to include shares of common stock therein. A majority of such Holders are also entitled to certain demand registration rights pursuant to which they may require the Issuer to file a registration statement under the Securities Act. Further, the Holders may require the Issuer to file additional registration statements on Form S-3.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 1.  Restated Investors' Rights Agreement





                              Page _4_ of _5_ Pages



                                  SCHEDULE 13D


--------------------------------                     ---------------------------
CUSIP NO. 89589H 10 4                                PAGE  5  OF  5  PAGES
-------------------------------                      ---------------------------


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:        November 12, 1996                    THE WELLCOME TRUST LIMITED AS
     -----------------------------                TRUSTEE OF THE WELLCOME TRUST


                                                  By:/s/ Robert Baird
                                                     ---------------------------
                                                  Its:   Investment Manager



                              Page _5_ of _5_ Pages